                                                Filed pursuant to Rule 424(b)(5)
                                               Registration File No.: 333-121067

PRICING SUPPLEMENT No. 16
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                               1,968,811 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      3.60% Yield Enhanced Equity Linked Debt Securities Due March 10, 2007
        Performance Linked to Tyco International Ltd. (TYC) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o     INDEX STOCK ISSUER: Tyco International Ltd. Tyco International Ltd. is not
involved in this offering and has no obligation with respect to the notes.

o     INDEX STOCK: The common stock of the index stock issuer.

o     STATED MATURITY DATE: March 10, 2007, subject to postponement if the valuation date is postponed.

o     VALUATION DATE: March 5, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page
SS-12 of the YEELDS prospectus supplement.

o     DETERMINATION PERIOD: Five business days.

o     COUPON RATE: 3.60% per annum.

o     COUPON PAYMENT DATES: The 10th day of each March, June, September and
December, commencing on June 10, 2006.

o     COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o     PRINCIPAL AMOUNT: $25.65 per YEELDS, and, in the aggregate,
$50,500,002.15.

o     LISTING: The YEELDS will not be listed on any exchange.

o     EQUITY CAP PRICE: $32.0625, which is 125% of the initial value.

o     INITIAL VALUE: $25.65, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge
Lehman Brothers Holdings' obligations under the notes.

o     DENOMINATIONS: $25.65 and integral multiples thereof.

o     PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

(1)   the alternative redemption amount; and

(2)   $32.0625

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon Adjusted Closing
Price".

o     STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock
Settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman Brothers
Holdings will provide the trustee with prior written notice no later than the valuation date if it elects the stock settlement option.

o     CUSIP NUMBER: 52520W812

o     ISIN NUMBER: US52520W8120

  Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                          YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                 Per YEELDS        Total
                                                 -----------   --------------
Public offering price..........................  $ 25.650000   $50,500,002.15
Underwriting discount..........................  $  0.064125   $   126,250.01
Proceeds to Lehman Brothers Holdings...........  $ 25.585875   $50,373,752.14

                                  -------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 295,321 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                                  -------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about March 9, 2006.

                                  -------------

                                 LEHMAN BROTHERS
March 2, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if Tyco
International Ltd. changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Tyco International Ltd. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of Tyco
International Ltd. are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Tyco International Ltd. and the amount of the cash dividend is less than the base dividend (as described below) per share of common stock, including if Tyco International Ltd. fails to declare or make the cash dividend payments described below in the description of "base dividend" (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the Tyco International Ltd. dividend (any such day, an "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be
$0.10, the amount of the quarterly dividend per share of common stock most recently paid by Tyco International Ltd. prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of Tyco International Ltd. such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that Tyco International Ltd. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following May 13, 2006, August 13, 2006, November 13, 2006 and the
valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Tyco International Ltd. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from Tyco International Ltd. and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Tyco
International Ltd., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Tyco International Ltd. does not change the amount of cash dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $20.00:

As a result, because the settlement value of $20.00 is less than $32.0625, on the stated maturity date, you would receive $20.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $20.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, because the settlement value of $30.00 is less than $32.0625, on the stated maturity date, you would receive $30.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $30.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $40.00:

As a result, because $32.0625 is less than the settlement value of $40.00, on the stated maturity date, you would receive $32.0625 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $32.0625 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $32.0625 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 1,968,811 YEELDS, you would receive on the stated maturity date in total, 1,578,125 shares of index stock and $2.68 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Tyco International Ltd. changes the amount of the cash dividends it pays, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

TYCO INTERNATIONAL LTD.

Lehman Brothers Holdings has obtained the following information regarding Tyco
International Ltd. from Tyco International Ltd.'s reports filed with the SEC.

Tyco International Ltd. is a manufacturing and service company that operates in the following business segments:

      o   Electronics: designs, manufactures and distributes electrical and electronic components.

      o   Fire and Security: designs, manufactures, installs, monitors and services electronic security and fire protection systems.

      o   Healthcare: designs, manufactures and distributes medical devices and supplies, imaging agents, pharmaceuticals and adult incontinence and infant care products.

      o   Engineered Products and Services: designs, manufactures, distributes and services engineered products, including industrial valves and controls, as well as steel tubular goods, and provides consulting, engineering and construction management and operating services.

On January 13, 2006, Tyco International Ltd. announced that its Board of
Directors approved a plan to separate the company into three separate, publicly traded companies--Tyco Healthcare, Tyco Electronics and a combination of Tyco
Fire and Security and Engineered Products and Services. Tyco International Ltd.
expects to complete the separation during the first quarter of calendar year
2007.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Tyco International Ltd. are listed on The New York
Stock Exchange under the symbol "TYC".

The following table presents the high and low closing prices for the shares of common stock of Tyco International Ltd., as reported on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                HIGH       LOW      PERIOD END
                                               ------     ------    ----------
2003
   First Quarter ...........................   $18.20     $11.50      $12.86
   Second Quarter...........................    19.92      13.06       18.98
   Third Quarter............................    21.90      17.85       20.43
   Fourth Quarter...........................    26.85      20.70       26.50

2004
   First Quarter ...........................   $30.06     $26.48      $28.65
   Second Quarter...........................    33.14      27.39       33.14
   Third Quarter............................    32.70      29.66       30.66
   Fourth Quarter...........................    36.27      29.78       35.74

2005
   First Quarter ...........................   $36.37     $33.18      $33.80
   Second Quarter ..........................    34.44      28.53       29.20
   Third Quarter ...........................    30.96      27.00       27.85
   Fourth Quarter...........................    29.58      25.71       28.86

2006
   First Quarter (through the date of this
     pricing supplement)....................   $31.04     $24.80      $25.92

                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Tyco International Ltd. does not change the amount of the cash dividends that it pays on its shares of common stock during the term of the YEELDS:

o     the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o     the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o     the hypothetical total amount payable per YEELDS on the stated maturity date;

o     the hypothetical total annualized yield on the YEELDS on the stated
      maturity date; and

o     the hypothetical total annualized yield from direct ownership of the index stock.

                        PERCENTAGE
                      CHANGE FROM THE     TOTAL COUPON       HYPOTHETICAL      HYPOTHETICAL
                      ISSUE PRICE TO    PAYMENTS PAID OR    AMOUNT PAYABLE   TOTAL ANNUALIZED     HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL     PAYABLE ON OR     PER YEELDS ON      YIELD ON THE     TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE      BEFORE THE         THE STATED          YEELDS          YIELD FROM
 ON THE VALUATION    ON THE VALUATION    STATED MATURITY    MATURITY DATE      ON THE STATED    DIRECT OWNERSHIP
       DATE                DATE          DATE PER YEELDS         (1)         MATURITY DATE (2)   OF INDEX STOCK
-----------------    ----------------   ----------------    ---------------  -----------------  ----------------

    $15.3900              -40%              $0.9260           $15.3900           -36.86%             -38.35%
     20.5200              -20                0.9260            20.5200           -16.58              -18.39
     23.0850              -10                0.9260            23.0850            -6.46               -8.41
     25.6500                0                0.9260            25.6500             3.65                1.56
     28.2150               10                0.9260            28.2150            13.75               11.53
     30.7800               20                0.9260            30.7800            23.85               21.50
     32.0625               25                0.9260            32.0625            28.89               26.48
     35.9100               40                0.9260            32.0625            28.89               41.43
     41.0400               60                0.9260            32.0625            28.89               61.35
     46.1700               80                0.9260            32.0625            28.89               81.26
     51.3000              100                0.9260            32.0625            28.89              101.20

__________________

(1)   Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)   The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a
      360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 295,321 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $58,074,985,
$145,187 and $57,929,798, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about March 9, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-7

                               1,968,811 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      3.60% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MARCH 10, 2007
        PERFORMANCE LINKED TO TYCO INTERNATIONAL LTD. (TYC) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                  MARCH 2, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS